EXHIBIT 99.1

Descartes Acquires GeoMicro

Adds Advanced Geographic Information Systems to Descartes' Logistics Technology Platform

WATERLOO, Ontario, January 23, 2012 -- Descartes Systems Group (Nasdaq:DSGX) (TSX:DSG), a global leader in logistics technology, acquired GeoMicro, Inc., a leading California-based provider of advanced geographic information systems (GIS) and commercial turn-by-turn navigation.

GeoMicro’s cutting-edge GIS platform enables advanced routing, navigation, field service, and spatial data business intelligence solutions. It supports a full range of advanced GIS services, including high performance map display, geo-location, commercial vehicle route calculation, spatial data querying, and turn-by-turn navigation suitable for commercial and hazardous material route use. GeoMicro’s solutions help customers to precisely locate assets and resources in motion, reduce the cost and time of deliveries, and increase driver safety & compliance.

"Geographic location is fundamental to logistics and a key element of many business decisions," said Edward Ryan, Chief Commercial Officer at Descartes. "By adding GeoMicro’s technology and services to our Logistics Technology Platform, our customers can access the advanced geographical information processing that is critical to efficient logistics operations."

Historically, GIS solutions have been used with mobile resource management applications, such as Descartes’ Routing, Mobile, and Telematics suite, to identify commercial road restrictions and hazardous material approved routes, and to provide commercial turn-by-turn navigation. By combining GeoMicro’s technology with Descartes’ Logistics Technology Platform, Descartes customers can leverage GIS technologies in new ways on Descartes’ cloud-based Global Logistics Network, such as to verify addresses or track shipments, inventory, conveyance units and resources.

"Logistics-intensive businesses face complicated challenges that require GIS functions to be deeply embedded within the location-based services their preferred technology partners provide," said Arthur Mesher, Descartes' Chairman and CEO. “Working closely with customers, we recognized the need to extend our cloud-based Logistics Technology Platform’s GIS capabilities to provide solutions that not only meet today’s geographic information needs, but also scale to address future technology opportunities such as crowd-sourced location traffic and road network services."

About GeoMicro, Inc.
For more information about GeoMicro, Inc, view www.geomicro.com.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in logistics technology. If logistics is critical to your business, Descartes connects the people and technology to put your organization in motion. We extend the command of logistics operations, helping the world's largest and most connected logistics community to quickly reduce costs, improve service and comply with customs and transportation regulations. Descartes' Logistics Technology Platform uniquely combines the power of The Global Logistics Network, the world's most extensive multi-modal network, with the industry's broadest array of modular and interoperable web and wireless logistics applications. At our core, Descartes' team of industry-leading logistics experts is dedicated to delivering innovative solutions while working closely with our customers to help ensure their success.

Descartes is headquartered in Waterloo, Ontario, Canada and has offices and partners around the world. Learn more at www.descartes.com.

Media Contact
Mavi Silveira
+1(800) 419-8495 ext. 2416
msilveira@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

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